FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2005

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Quarterly Report for the Period Ending
June 30, 2005 of
QUEBECOR MEDIA INC.
Filed in this Form 6-K

Documents index

1.	Quarterly Report for the period ended June 30, 2005 of Quebecor Media Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS
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COMPANY PROFILE

Quebecor Media Inc. (“Quebecor Media” or the “Company”), a subsidiary of Quebecor Inc. (“Quebecor”) incorporated under Part 1A of the Companies Act (Québec) in August 2000, is one of Canada’s largest media companies. Its principal lines of business are Cable, Newspapers, Broadcasting, Leisure and Entertainment, Business Telecommunications, Interactive Technologies and Communications and Internet/Portals. Quebecor Media is pursuing a convergence strategy to capture synergies among all of its media properties.

The following Management’s Discussion and Analysis covers the main activities in the second quarter of 2005 and the major changes from the last financial year. It should be read in conjunction with the information in the Annual Report for the financial year ended December 31, 2004 (Form 20F), which is available on the Web site of the U.S. Securities and Exchange Commission at www.sec.gov.

OVERVIEW

Quebecor Media continued developing its business and introducing successful new products and services in the second quarter of 2005. Customer growth and product line expansion in the Cable, Business Telecommunications, Interactive Technologies and Communications and Internet/Portals segments helped increase the Company’s profitability. At the same time, investment in product launches and market development by the Broadcasting and Newspapers segments reduced the impact of the growth registered by the other segments.

Highlights of the second quarter of 2005 include:

•
After the successful launch of residential cable telephone service on Montréal’s South Shore and in Laval, north of Montréal, Vidéotron ltée (“Vidéotron”) and Videotron Telecom Ltd. (“Videotron Telecom”) rolled out the service in Montréal’s West Island on May 30, 2005 and in the Québec City area on July 11, 2005. At the end of June 2005, Vidéotron’s residential telephone service had 41,800 customers, an increase of 26,900 from the end of the first quarter of 2005.

•
Vidéotron signed extensions of its collective agreements with its employees in the Montréal, Québec City, Saguenay–Lac-Saint-Jean and Gatineau areas. Vidéotron also announced plans to invest $29.0 million between now and the end of 2006 to upgrade its network and add bandwidth in the Québec City area.

•	The Business Telecommunications segment continued to benefit from the outsourcing contract with Quebecor World and the roll-out of residential telephone service, in
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conjunction with Vidéotron. The segment’s revenues and operating income increased by 35.4% and 71.8% respectively from the same quarter of the previous year.

•
Operating income more than doubled in the Interactive Technologies and Communications segment and the Internet/Portals segment in the second quarter of 2005, compared with the same period of the previous year.

•
On July 19, 2005, Quebecor Media purchased US$128.2 million in aggregate principal amount of its Senior Notes and US$12.1 million in aggregate principal amount at maturity of its Senior Discount Notes under offers dated June 20, 2005. The Company paid a total cash consideration of $215.3 million to purchase the Notes, including the premium and the cost of settlement of cross-currency swap agreements. Therefore, the Company will recognize a loss on settlement of debt estimated at $60.5 million in the third quarter of 2005.

The financial data have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). However, certain measures used in this discussion and analysis do not have any standardized meaning under Canadian GAAP. When used, these measures are defined in such terms as to allow reconciliation with the closest GAAP measure. Definitions of these measures are provided on page 16 of this report.

SECOND QUARTER 2005

The Company generated revenues of $671.1 million in the second quarter of 2005, a $56.0 million (9.1%) increase compared with the same period of 2004. All segments without exception contributed to the increase. Operating income rose $1.8 million (0.9%) to $193.8 million. Five of the seven segments increased their operating income. Net income was $35.4 million in the second quarter of 2005, compared with $16.9 million in the same period of the previous year, a $18.5 million increase.

In the Cable segment, revenues increased by $28.8 million (13.6%) to $241.1 million and operating income by $3.9 million (4.3%) to $95.0 million in the second quarter of 2005. The customer base for illico Digital TV and for Vidéotron’s cable Internet access services grew by 25,800 and 18,000 to 381,000 and 548,000 respectively in the second quarter of 2005 The combined customer base for all cable television services decreased by 11,900 during the quarter. The IP-based residential telephone service had 41,800 customers at the end of the second quarter, an increase of 26,900 from the previous quarter. Vidéotron’s net monthly ARPU (“average revenue per user”) increased by $4.83 (10.5%) over one year to $50.86. The revenues of Le

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SuperClub Vidéotron ltée (“Le SuperClub Vidéotron”) grew by $2.7 million (26.7%) and its operating income by $0.6 million (23.7%) in the second quarter of 2005, mainly because of the impact of the acquisition of Jumbo Entertainment Inc. (“Jumbo Entertainment”) in 2004.

The revenues of the Newspapers segment totalled $239.5 million in the second quarter of 2005, a $6.3 million (2.7%) increase. The growth was due primarily to higher revenues from advertising and from the free dailies. Operating income decreased by $3.2 million (-4.9%) to $61.7 million. The revenue growth did not entirely compensate for increased operating expenses and higher operating losses incurred by the free dailies, mainly because of the launch of 24 HoursTM in Vancouver at the end of the first quarter of 2005.

The Broadcasting segment recorded revenues of $104.1 million in the second quarter of 2005. The $9.7 million (10.3%) increase was mainly due to higher advertising revenues as a result of the acquisition of television station Toronto 1 at the end of 2004 and increased distribution revenues. Operating income decreased by $5.1 million (-17.2%) from $29.7 million in the second quarter of 2004 to $24.6 million in the same quarter of 2005 due to higher programming costs, the investments made in Toronto 1 and in the new specialty channels Mystère and ARGENT, and increased advertising and marketing expenses in the Magazines segment.

The revenues of the Leisure and Entertainment segment increased by $1.1 million (2.1%) to $52.6 million in the second quarter of 2005. In the Books division, revenues grew by $2.6 million, mainly because of the results of CEC Publishing Inc. (“CEC Publishing”). At Archambault Group Inc. (“Archambault Group”), higher retail sales did not make up for lower distribution revenues. The segment generated total operating income of $2.9 million, a $0.9 million (45.0%) increase from the same period of 2004.

Between the second quarter of 2004 and the second quarter of 2005, the revenues of the Business Telecommunications segment grew by $6.3 million (35.4%) to $24.1 million and its operating income increased by $2.8 million (71.8%) to $6.7 million. The increases were due primarily to the positive impact of the outsourcing contract with Quebecor World and the roll-out of the residential telephone service, in conjunction with Vidéotron.

The revenues of the Interactive Technologies and Communications segment increased by $4.5 million (33.8%) to $17.8 million in the second quarter of 2005 as a result of business development and the acquisition of Ant Farm Interactive LLC (“Ant Farm Interactive”). The segment’s operating income more than doubled, rising by $0.9 million (150.0%) to $1.5 million, mainly because of the revenue growth.

In the Internet/Portals segment, revenues rose by $4.4 million (55.0%) to $12.4 million in the second quarter of 2005 and operating income increased substantially by $1.3 million (144.4%) to $2.2 million, due to the performance of the general- and special-interest portals and the Progisia Informatique consulting division.

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Quebecor Media’s quarterly net income increased by $18.5 million to $35.4 million in the second quarter of 2005, compared with $16.9 million in the same period last year, mainly as a result of lower financial expenses and the increase in operating income.

The amortization charge was essentially unchanged at $55.7 million in the second quarter of 2005, compared with $55.8 million in the same quarter of 2004.

Financial expenses totalled $70.9 million in the second quarter of 2005, a $16.8 million decrease from $87.7 million in the same quarter of 2004. Certain derivative financial instruments are recognized at fair value when they become ineffective (according to the criteria established under accounting standards) and/or when hedge accounting is not used. A $3.6 million gain was recognized in the second quarter of 2005 in connection with re-measurement of such instruments, compared with a $7.0 million loss in the same quarter of 2004, a $10.6 million improvement. In addition, the loss on re-measurement of the additional amount payable in respect to the purchase of the preferred shares held by The Carlyle Group in Videotron Telecom totalled $3.5 million in the second quarter of 2005, compared with $7.4 million in the same quarter of 2004, a $3.9 million improvement.

In the second quarter of 2004, the Company had recognized a $1.3 million gain on disposal of businesses and other assets.

The income tax expense increased by $3.1 million in the second quarter of 2005 due to higher pre-tax income and other factors, which were partially offset by a decrease in non-deductible charges, including some financial charges. In view of tax loss carry forwards and other tax attributes held by Quebecor Media, as well as its latest income forecasts, Quebecor Media does not expect to incur significant current income tax expenses between now and the year 2008, except in respect of its TVA Group subsidiary. Therefore, the Company’s consolidated income tax expense should consist mainly in future income taxes and Part 1.3 large corporation taxes, with the exception of income tax payable by TVA Group.

YEAR TO DATE

For the year to date, Quebecor Media’s revenues totalled $1.30 billion, compared with $1.18 billion at the same point in 2004, a $118.9 million or 10.1% increase. All segments reported increased revenues, including Cable ($54.1 million or 12.9%), Broadcasting ($20.5 million or 11.4%), Newspapers ($18.7 million or 4.3%), Business Telecommunications ($13.1 million or 37.9%), Interactive Technologies and Communications ($8.3 million or 33.2%), Internet/Portals ($7.4 million or 46.0%) and Leisure and Entertainment ($2.8 million or

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2.8%). Quebecor Media recorded operating income in the amount of $344.8 million. The increase of $21.5 million or 6.7% compared with the same period of 2004 was due to higher operating income in the Cable ($23.3 million or 14.2%), Business Telecommunications ($6.6 million or 93.0%), Internet/Portals ($2.3 million or 109.5%), Interactive Technologies and Communications ($1.1 million or 100.0%) and Leisure and Entertainment ($0.8 million or 19.5%) segments. These increases were however partially offset by decreases in the Broadcasting ($10.7 million or -25.4%) and Newspapers ($1.2 million or -1.1%) segments.

Year-to-date net income was $48.2 million, compared with $12.2 million at the same point in 2004. The $36.0 million increase was due to the $21.5 million rise in operating income and a $17.7 million decrease in financial expenses because of favourable changes related to derivative financial instruments and the additional amount payable.

SUBSEQUENT EVENTS

On July 6, 2005, TVA Group repurchased 3,449,199 Class B Non Voting Shares for a cash consideration of $75.9 million under its substantial issuer bid (SIB) dated May 19, 2005. As a result of this transaction, Quebecor Media’s interest in TVA Group increased by 5.1 percentage points, from 40.1% on June 30, 2005 to 45.2% as of July 6, 2005. The share repurchase was financed using TVA Group’s revolving credit facility, which was increased by $65.0 million to $160.0 million during the second quarter pursuant to an amendment to the credit agreement.

On July 15, 2005, Vidéotron repurchased, for a cash consideration of $99.3 million, the 9 1/8% Senior Notes due 2007 issued by its CF Cable TV Inc. subsidiary. In connection with this transaction, Vidéotron will recognize a loss on settlement of debt estimated at $0.7 million in the third quarter of 2005. The transaction was financed using Vidéotron’s cash assets and revolving credit facility.

On July 19, 2005, the Company purchased US$128.2 million in aggregate principal amount of its Senior Notes and US$12.1 million in aggregate principal amount at maturity of its Discount Notes under offers dated June 20, 2005. The Company paid a cash consideration of $215.3 million to purchase the Notes, including the redemption premium and the cost of settlement of the cross-currency swap agreements. The Company will therefore recognize a loss on settlement of debt estimated at $60.5 million in the third quarter of 2005, including the amount by which the disbursements exceeded the book value of the Notes and the cross-currency swap agreements, as well as the write-down of deferred financial expenses. These transactions were financed using the Company’s and Vidéotron’s cash assets and revolving credit facilities.

On August 24, 2005, the Company announced plans to spend more than $110 million to modernize and relocate the printing facilities of Le Journal de Montreal. The newspaper will acquire three new presses and state-of-the-art shipping and inserting equipment.

On August 29, 2005, the Company announced an investment of $110 million for the consolidation of the Company’s printing facilities in Ontario. The Company will acquire three new presses, representing a new commitment of $47 million.

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SEGMENTED ANALYSIS

Restricted and unrestricted subsidiaries

The Company is subject to certain reporting requirements under the indentures governing its Senior Notes and Senior Discount Notes issued in July 2001. Therefore, the financial condition and results of operations of the Company and its Restricted Subsidiaries must be disclosed separately from the financial condition and results of operations of its Unrestricted Subsidiary. Pursuant to the indentures, Nurun has been designated an “Unrestricted Subsidiary.”

Following the privatization of Canoe in September 2004, its designation was changed from “Unrestricted Subsidiary” to “Restricted Subsidiary.” For the purpose of the reporting of the financial condition and operating results of the Company, its Restricted Subsidiaries and its Unrestricted Subsidiary, the figures for 2004 have been reorganized to reflect the impact of the new designation.

Restricted subsidiaries

In the second quarter of 2005, the Company and its Restricted Subsidiaries generated revenues of $653.3 million, compared with $601.8 million in the same period of 2004, and operating income of $192.3 million, compared with $191.4 million in the second quarter of 2004.

In the first two quarters of 2005, the Company and its Restricted Subsidiaries reported revenues of $1.26 billion, compared with $1.15 billion in the same period of 2004, and operating income of $342.6 million, compared with $322.2 million in the first half of 2004.

Cable segment

In the second quarter of 2005, the Cable segment generated revenues of $241.1 million, compared with $212.3 million in the same period of 2004, a $28.8 million (13.6%) increase.

The revenues of the illico Digital TV service, excluding related services, rose $11.2 million (33.2%) to $45.1 million in the second quarter of 2005. Once again, the strong performance of illico Digital TV more than compensated for decreased revenues from analog cable television services. Combined revenues from all cable television services increased by $10.0 million (7.0%) to $153.0 million due to the impact of digital television customer growth, higher rates, sales of more lucrative packages, and the favourable impact of the introduction of the illico on-Demand service. These positive factors were partially offset by decreased revenues from equipment rentals and other sources. The illico Digital TV service added 25,800 customers during the quarter, growing its customer base from 355,200 at the end of March 2005 to 381,000 at the end of the second quarter of 2005. It added 92,400 customers between the second quarters of 2004 and 2005, for an annual growth rate of 32.0% (see Table 1).

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Analog cable television services registered a decrease of 37,600 customers in the second quarter of 2005 and of 68,700 customers over the past year. The combined customer base for all Vidéotron cable television services decreased by 11,900 in the second quarter of 2005 and increased by 23,700 over the 12-month period ended June 30, 2005 (see Table 1). At the end of the second quarter of 2005, illico Digital TV had a penetration rate (number of subscribers as a proportion of total subscribers to all cable television services) of 26.4%, compared with 20.3% one year earlier.

Table 1 Customer base for cable television services

Internet access services registered continued growth in the second quarter of 2005, posting revenues of $66.0 million, a $12.2 million (22.7%) increase compared with the same period of 2004. The improvement was mainly due to customer growth. The number of customers for cable Internet access services stood at 548,000 at the end of the second quarter of 2005, an increase of 18,000 (3.4%) from the previous quarter and of 101,400 (22.7%) from the same date last year (see Table 2).

Table 2 Customer base for cable internet access services

The Internet telephone service, officially launched at the beginning of 2005, had 41,800 customers at the end of June 2005, compared with 14,900 at the end of March 2005, an increase of 26,900 in three months. The service generated $2.4 million in revenues in the second quarter of 2005 and $2.8 million in the first six months of the year.

Vidéotron’s net monthly ARPU increased by $4.83 (10.5%) to $50.86 in the second quarter of 2005, compared with $46.03 one year earlier.

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The Cable segment generated aggregate operating income of $95.0 million in the second quarter of 2005, compared with $91.1 million in the same period of 2004. The $3.9 million (4.3%) increase was due primarily to customer growth and improved service profitability as a result of higher rates and other factors. These favourable factors offset the impact on profitability of increases in some operating expenses, including labour, advertising and promotion, and outsourcing costs.

The Cable segment’s operating margin for all operations, stated as a percentage, was 39.4% in the second quarter of 2005, compared with 42.9% in the same quarter of the previous year.

Le SuperClub Vidéotron ltée (“Le SuperClub Vidéotron”) registered revenues of $12.8 million in the second quarter of 2005. The $2.7 million (26.7%) increase mainly reflects the favourable impact of the acquisition of Jumbo Entertainment Inc. (“Jumbo Entertainment”) in July 2004, as well as higher retail sales.

In the second quarter of 2005, Le SuperClub Vidéotron generated operating income of $3.1 million. The $0.6 million (23.7%) increase was due to the impact of the acquisition of Jumbo Entertainment and the rise in revenues, which outweighed increases in some operating costs.

Under the Company’s accounting policies, revenues and costs related to equipment sales to customers are entered in full in the results as the transactions are made. It is a common industry practice to sell equipment at less than cost, often as part of promotions, aimed at increasing customer recruitment and generating recurring revenues over an extended period. Table 3 below shows operating income before the cost of subsidies granted to customers on equipment sales and their impact on the segment’s results.

Table 3: Cable segment Operating income (in millions of dollars)

	Three months ended June 30		Six months ended June 30

	2005	2004	2005	2004

Operating income before cost of equipment subsidies to customers	$ 102.4	$ 96.5	$ 200.1	$ 183.6

Cost of equipment subsidies to customers	(7.4)	(5.4)	(13.0)	(19.8)

Operating income	$ 95.0	$ 91.1	$ 187.1	$ 163.8

For the first half of the year, the Cable segment’s revenues amounted to $473.2 million, compared with $419.1 million during the same period of the previous year, a $54.1 million (12.9%) increase. Operating income rose by $23.3 million (14.2%) to $187.1 million. The higher year-to-date revenues and operating income were essentially due to the factors noted above in the

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discussion of the second quarter results. In the case of operating income, the reduced cost of subsidies granted to customers on equipment sales was also a factor in the improvement. The segment’s operating margin for all operations was 39.5% in the first six months of 2005, compared with 39.1% in the same period of 2004.

The Cable segment generated free cash flows from operations in the amount of $62.1 million in the second quarter of 2005, a $20.5 million increase from $41.6 million in the same quarter of 2004 (see Table 4). A $25.7 million favourable variance in the net change in non-cash balances related to operations was partially offset by a $8.0 million increase in additions to property, plant and equipment. For the first half of 2005, free cash flows from operations were $68.3 million, compared with $36.6 million in the same period of 2004. The $31.7 million increase was essentially due to the factors noted above in the discussion of the second quarter results.

Table 4: Cable segment Free cash flows from operations (in millions of dollars)

	Three months ended June 30		Six months ended June 30

	2005	2004	2005	2004

Cash flows from operating activities before undernoted item	$ 80.2	$ 77.4	$ 156.5	$ 145.3

Net change in non-cash balances related to operations	19.0	(6.7)	(17.7)	(49.0)

Cash flows from continuing operating activities	99.2	70.7	138.8	96.3

Additions to property, plant and equipment	(37.4)	(29.4)	(71.0)	(60.5)

Proceeds from disposal of assets	0.3	0.3	0.5	0.8

Free cash flows from operations	$ 62.1	$ 41.6	$ 68.3	$ 36.6

After the successful roll-out of residential cable telephone service in Montréal South Shore and Laval, north of Montréal, Vidéotron and Videotron Telecom, the Business Telecommunications subsidiary, launched the service in Montréal West Island on May 30, 2005 and in the Québec City area on July 11, 2005. Also on July 11, 2005, Vidéotron announced plans to invest $29.0 million between now and the end of 2006 to upgrade its network and add bandwidth in the Québec City area. The improvements will prepare Vidéotron’s network to support the technology of the future in the fields of digital cable television, high definition television, Internet access and telephony.

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With respect to labour relations, Vidéotron signed agreements with its employees on June 14, 2005 extending its collective agreements until 2009 in the Montréal and Québec City areas, to 2010 in Saguenay–Lac-Saint-Jean, and to 2011 in Gatineau. The agreements enhance Vidéotron’s competitive position, giving it the increased operational flexibility it needs to invest in network modernization and new product launches.

Newspapers segment

The Newspapers segment increased its revenues by $6.3 million (2.7%) to $239.5 million in the second quarter of 2005, compared with $233.2 million in the same period of 2004. Advertising revenues rose 4.6%, mainly because of larger total volumes. Distribution revenues also rose, while circulation and commercial printing revenues decreased. The urban dailies increased their revenues by $3.0 million (1.8%), of which $1.7 million was generated by the free dailies 24 heures Montréal MétropolitainMC in Montréal and 24 HoursTM in Toronto and Vancouver. At the community newspapers, revenues grew by $5.5 million (7.6%).

Operating income decreased by $3.2 million (-4.9%) from $64.9 million in the second quarter of 2004 to $61.7 million in the second quarter of 2005. At the urban dailies (excluding the free dailies), operating income decreased by $3.1 million (-5.9%). The revenue growth did not entirely offset increases in operating costs, including labour, distribution, promotion and marketing costs. At the community newspapers, operating income grew $2.4 million (13.0%), mainly because of the higher revenues. The operating losses of the free dailies rose by $1.0 million between the second quarters of 2004 and 2005, mainly as a result of the launch of the Vancouver newspaper at the end of the first quarter of 2005. It should be noted that between the first and second quarters of 2005, the revenues of the free dailies increased by $0.9 million.

In the first half of 2005, the revenues of the Newspapers segment totalled $452.1 million, compared with $433.4 million in the same period of 2004. The $18.7 million (4.3%) increase was essentially due to the factors noted above in the discussion of the second quarter results. Operating income decreased by $1.2 million (-1.1%) from $104.6 million in the first six months of 2004 to $103.4 million in the same period of 2005. As in the second quarter, higher revenues did not entirely offset increases in some operating costs.

Sun Media Corporation generated free cash flow from operations of $34.0 million in the second quarter of 2005, compared with $47.4 million in the same period of 2004 (see Table 5). The $13.4 million decrease was due primarily to the unfavourable net variance in the net change in non-cash balances related to operations, which reduced cash flows by $11.2 million in the second quarter of 2005. For the first half of the year, free cash flows from operations increased by $8.9 million from $56.1 million in 2004 to $65.0 million in 2005. The favourable variance in the net change in non-cash balances related to operations generated an increase in cash flows of $7.0 million in the first half of 2005.

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Table 5: Newspapers segment Free cash flow from operations (in millions of dollars)

	Three months ended June 30		Six months ended June 30

	2005	2004	2005	2004

Cash flow from operating activities before undernoted item	$ 52.1	$ 54.7	$ 84.8	$ 84.1

Net change in non-cash balances related to operations	(13.8)	(2.6)	(12.9)	(19.9)

Cash flow from operating activities	38.3	52.1	71.9	64.2

Additions to property, plant and equipment	(4.3)	(4.9)	(6.9)	(8.5)

Proceeds from disposal of assets	—	0.2	—	0.4

Free cash flow from operations	$ 34.0	$ 47.4	$ 65.0	$ 56.1

Following the acquisition of a community newspaper in the first quarter, Sun Media Corporation acquired the assets of four community newspapers in the second quarter of 2005: the Morinville Mirror and Redwater Tribune in Alberta, and The Weekender and L’Horizon in Ontario. The total value of the above transactions was $1.8 million. As well, in April 2005, Sun Media Corporation acquired the Journal La Vallée in exchange for the Beauport Express and a cash consideration of $0.3 million (payable by Sun Media Corporation). This transaction was recognized at the book value of the transferred net assets.

Broadcasting segment

The revenues of the Broadcasting segment amounted to $104.1 million in the second quarter of 2005, a $9.7 million (10.3%) increase from the $94.4 million figure reported in the same period of 2004. Revenues from broadcasting operations rose $5.7 million (7.8%) due to the favourable impact on revenues of the acquisition of Toronto 1, higher revenues from commercial production and other sources, and a larger contribution from teleshopping operations. Distribution revenues more than doubled to $3.3 million, primarily as a result of the video release of the film White Noise. Finally, publishing revenues rose $1.5 million in the second quarter of 2005 due to increased advertising revenues and newsstand sales.

Operating income was $24.6 million, compared with $29.7 million in the second quarter of 2004, a $5.1 million (-17.2%) decrease. Operating income from broadcasting operations declined by $4.4 million in the second quarter of 2005, mainly as a result of higher programming costs and the operating losses of the television station Toronto 1 and the new specialty channels Mystère and ARGENT. Distribution operations generated $0.6 million in operating income, compared with a $0.5 million operating loss in 2004. The $1.1 million improvement was due to higher

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operating income from video releases of films, which outweighed the reduced profitability of theatrical releases. Finally, operating income from publishing operations decreased by $1.3 million in the second quarter of 2005 on account of higher advertising and marketing expenses.

The Broadcasting segment’s revenues for the first six months of 2005 increased by $20.5 million (11.4%) to $200.8 million, primarily because of the addition of the results of Toronto 1. Increased advertising, distribution and publishing revenues were also a factor. First-half operating income decreased by $10.7 million (-25.4%) to $31.4 million due to higher programming costs, the operating losses of the new television channels, higher advertising and promotion expenses in the publishing division, and other factors.

During the period of January 3 through May 22, 2005, 24 of the 30 top-rated shows in Québec were on the TVA Network. According to BBM People Meter survey results, the TVA Network had a 29% audience share. During prime time (6:00 p.m. to 11:00 p.m.), the TVA Network’s audience share was 30%, compared with 22% for Radio-Canada and 13% for TQS.

On May 12, 2005, the TVA Network signed a new five-year agreement with the Just for Laughs Group granting TVA Group exclusive broadcasting rights to content from the humour production company until 2010.

During the three- and six-month periods ended June 30, 2005, a total of 8,800 and 250,600 Class B Non-Voting Shares were repurchased under TVA Group’s share repurchase and cancellation program for cash considerations of $0.2 million and $5.2 million respectively. As a result of these repurchases, Quebecor Media’s interest in TVA Group increased by 0.4 percentage points, from 39.7% on January 1, 2005 to 40.1% as of June 30, 2005.

Leisure and Entertainment segment

In the second quarter of 2005, the revenues of the Leisure and Entertainment segment totalled $52.6 million, compared with $51.5 million in the same period of 2004, an increase of $1.1 million (2.1%).

Archambault Group’s revenues decreased by $1.5 million in the second quarter of 2005 compared with the same period of the previous year. Retail sales increased 6.6% due mainly to the impact of the addition of a new store in Gatineau, Québec, combined with improved sales of books and videos. These increases were offset by a 42.1% decrease in distribution and production revenues resulting primarily from delays in the release and sale of CDs by certain artists during the quarter. The revenues of the Books segment grew by $2.6 million in the second quarter of 2005 mainly because CEC Publishing moved up the sale of elementary school textbooks.

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The Leisure and Entertainment segment generated operating income in the amount of $2.9 million in the second quarter of 2005, a $0.9 million (45.0%) increase from the same period of 2004. The Books segment quintupled its operating income to $2.2 million, mainly as a result of increased revenues at CEC Publishing, due in part to the advancement of some sales. Archambault Group’s operating income declined by $1.3 million, due mainly to the decreased profitability of distribution operations caused primarily by lower sales.

For the first six months of 2005, the revenues of the Leisure and Entertainment segment totalled $101.8 million, compared with $99.0 million in the same period of 2004, a $2.8 million (2.8%) increase. Operating income rose $0.8 million (19.5%) to $4.9 million. The increases were essentially due to the factors noted above in the analysis of the second quarter results.

Business Telecommunications segment

The revenues of the Business Telecommunications segment rose by $6.3 million (35.4%) to $24.1 million in the second quarter of 2005, due in large part to a $3.1 million increase in server hosting and management revenues generated by a major outsourcing contract with Quebecor World, obtained in July 2004, as well as a $1.5 million increase in revenues from telephone services, generated essentially by the roll-out of Vidéotron’s residential cable telephone service begun in January 2005, a $0.9 million increase in revenues from network solutions, and a $0.6 million increase in Internet-related revenues.

The segment’s operating income rose $2.8 million (71.8%) to $6.7 million in the second quarter of 2005, compared with $3.9 million in the second quarter of 2004. The increase was due to additional revenues generated by the project carried out for Quebecor World and to the residential telephone service.

Videotron Telecom’s revenues for the first half of 2005 increased by $13.1 million (37.9%) to $47.7 million, mainly as a result of the factors noted above in the discussion of the second quarter results. Operating income increased by $6.6 million (93.0%) from $7.1 million in the first half of 2004 to $13.7 million in the same period of 2005. As in the second quarter, the rise in operating income derived mainly from revenue growth generated by new server hosting and telephony projects.

Internet/Portals segment

The revenues of Canoe Inc. (“Canoe”) increased by $4.4 million (55.0%) to $12.4 million in the second quarter of 2005, compared with $8.0 million in the second quarter of 2004. The revenues of the Progisia Informatique consulting division increased by 92.0%, largely because of work done for subsidiaries of Quebecor Media. The revenues of the general-interest portals grew by

14

62.9%, primarily as a result of strong revenues from advertising sales and other sources, including site creation. Revenues increased by 25.8% at the special-interest portals, due primarily to revenue growth at jobboom.com.

Canoe’s operating income was $2.2 million, compared with $0.9 million in the second quarter of 2004. The $1.3 million (144.4%) increase was mainly due to the growth in revenues, which translated into improved profitability.

In the first six months of 2005, Canoe recorded total revenues of $23.5 million, an increase of $7.4 million (46.0%) from $16.1 million in the same period of 2004. Operating income more than doubled to $4.4 million in the first half of 2005, compared with $2.1 million in 2004, mainly because of the above-mentioned factors.

Canoe’s micasa.ca property, launched in 2005, is a special-interest site devoted to buying and selling real estate. On July 11, 2005, Canoe announced an agreement with Québec real estate leader La Capitale’s Real Estate Network to raise the profile of micasa.ca by making most of the residential listings of La Capitale real estate agents available on the site. The micasa.ca site is Québec’s only complete real estate site intended for both agents and the public. As of the end of July 2005, micasa.ca had more than 11,000 listings from La Capitale realtors and from nearly 2,000 real estate agents across Québec.

Unrestricted subsidiary

Interactive Technologies and Communications segment

The revenues of the Interactive Technologies and Communications segment amounted to $17.8 million in the second quarter of 2005, compared with $13.3 million in the same period of 2004. The $4.5 million (33.8%) increase was due to the contribution of Ant Farm Interactive, a strategic acquisition made in 2004, and the recruitment of new customers in Europe and in the government market.

The segment’s operating income more than doubled, rising by $0.9 million (150.0%) from $0.6 million in the second quarter of 2004 to $1.5 million in the second quarter of 2005, mainly because of revenue growth resulting from the new accounts and the acquisition of Ant Farm Interactive, which more than offset increases in some operating costs.

For the first two quarters of 2005, the Interactive Technologies and Communications segment recorded revenues of $33.3 million, compared with $25.0 million in the same period of 2004, an increase of $8.3 million (33.2%). The segment’s operating income doubled from $1.1 million in the first half of 2004 to $2.2 million in the same period of 2005. The year-to-date results were affected by the same factors as the quarterly results.

15

Nurun Inc. (“Nurun”) reported net income for the third consecutive quarter. Net income was a record $1.0 million in the second quarter of 2005, compared with a net loss of $0.5 million in the same period of 2004. During the quarter, Nurun landed new accounts in the automotive industry (Renault and Pirelli), manufacturing (Alcan Packaging and Roquette) and pharmaceuticals. Nurun also strengthened its relationships with existing customers, winning the contracts for L’Oréal Matrix and Kérastase brands, and for Ferrero Nutella and Tic Tac brands.

In February 2005, Nurun announced a normal course issuer bid in order to repurchase on the open market, up to 1,665,883 Common Shares for cancellation (or approximately 5% of Nurun’s issued and outstanding Common Shares) between March 1, 2005 and February 28, 2006. During the three- and six-month periods ended June 30, 2005, a total of 202,800 and 321,700 Common Shares were repurchased for cash considerations of $0.4 million and $0.6 million respectively. As a result of these repurchases, Quebecor Media’s interest in Nurun increased by 0.6 percentage points, from 57.3% as of January 1, 2005 to 57.9% as of June 30, 2005.

In May 2005, Nurun made a $1.3 million payment in connection with the acquisition of Ant Farm Interactive in 2004. The payment was in consideration of the achievement of performance targets.

In March 2005, Nurun sold its remaining 9.6% interest in Mindready Solutions Inc. (“Mindready Solutions”) for a cash consideration of $0.4 million. The purchaser held an option, expiring June 27, 2005, to buy the 1.2 million shares Nurun still held in Mindready Solutions for $1.165 per share, less the special cash distribution of $1.1 million paid to Nurun on August 18, 2004. Nurun also received $3.4 million in final payment of the 6.75 million Common Shares of Mindready Solutions sold by Nurun under the partial takeover bid that closed on May 27, 2004.

DEFINITIONS

In its analysis of operating results, the Company defines operating income (or loss) as earnings (or loss) before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, gains (losses) on sales of businesses and other assets, net gain (loss) on debt refinancing, and income taxes. Non-controlling interest and the results of discontinued operations are also not considered in the computation of operating income.

Operating income (or loss) as defined above is not a measure of results that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment

16

or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. Operating income (or loss) is used by the Company because management believes it is a meaningful measure of performance. Operating income (or loss) is commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Company is engaged. The Company’s definition of operating income (or loss) may not be identical to similarly titled measures reported by other companies.

The Company uses free cash flow from operations as a measure of liquidity. Free cash flow from operations is used to represent funds available for business acquisitions, the payment of dividends on equity shares and the repayment of long-term debt. Free cash flows from operations are not a measure of liquidity that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. The Company’s definition of free cash flows from operations may not be identical to similarly titled measures reported by other companies.

CASH FLOWS AND FINANCIAL POSITION

Operating activities

Continuing operating activities provided cash flows totalling $157.2 million in the second quarter of 2005, compared with $144.8 million in the same period of 2004. The $12.4 million increase was caused mainly by the positive variance in the net change in non-cash balances related to operations.

For the first six months of 2005, cash flows provided by continuing operating activities amounted to $133.3 million, compared with $145.0 million in the same period of 2004, an $11.7 million decrease. A $20.7 million increase in investment in non-cash balances related to operations in the first half of the year offset the positive impact of higher operating income.

At the end of the second quarter of 2005, working capital stood at $81.9 million, compared with negative $12.9 million at the same time last year. The $94.8 million improvement was mainly due to an increase in cash and cash equivalents and a decrease in the current portion of the long-term debt resulting from the refinancing of Vidéotron’s debt in November 2004.

Financing activities

Quebecor Media’s consolidated debt (excluding the additional amount payable) increased by $78.1 million in the first half of 2005.

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The increase was due primarily to the impact of exchange rate fluctuations on the value of debt denominated in foreign currency at Vidéotron, Sun Media Corporation and Quebecor Media, and the effect of discount amortization. The increase in debt related to changes in the exchange rate was however offset by an equal reduction in the value of the cross-currency swap agreements entered under “Other liabilities”. The increase in debt was also partially offset by mandatory debt repayments in the amount of $1.7 million by Sun Media Corporation in the first half of 2005.

Due to the increase in the negative fair value of certain cross-currency swap agreements during the first quarter of 2005, the Company had to make prepayments totalling $21.2 million. These prepayments were financed from the Company’s cash assets and were applied against other liabilities related to the cross-currency swap agreements.

During the second quarter of 2005, Quebecor Media offered to purchase up to US$125 million in the aggregate of its outstanding 11 1/8% Senior Notes due July 15, 2011 and its outstanding 13 3/4% Senior Discount Notes due July 15, 2011. Under the offers, US$128.2 million in aggregate principal amount of its Senior Notes and US$12.1 million in aggregate principal amount at maturity of its Discount Notes were validly tendered. Quebecor Media accepted for purchase all Notes tendered and not withdrawn. The repurchase was finalized on July 19, 2005. The Company paid a cash consideration of $215.3 million to purchase the Notes, including the redemption premium and the cost of settlement of cross-currency swap agreements. The Company will therefore recognize a loss on settlement of debt estimated at $60.5 million in the third quarter of 2005, including the amount by which the disbursements exceeded the book value of the Notes and the cross-currency swap agreements, and the write-down of deferred financial expenses. These transactions were financed using the Company’s and Vidéotron’s cash assets and revolving credit facilities.

On July 15, 2005, Vidéotron repurchased, for a cash consideration of $99.3 million, the 9 1/8% Senior Notes due 2007 issued by its CF Cable TV Inc. subsidiary. In connection with this transaction, Vidéotron will recognize a loss on settlement of debt estimated at $0.7 million in the third quarter of 2005. The transaction was financed using Vidéotron’s cash assets and revolving credit facility.

Also in the second quarter, TVA Group amended the credit agreement governing its revolving credit facility. The maturity date was extended to June 15, 2010, and the amount of the facility was increased by $65.0 million to $160.0 million. The new interest rate is based on Bankers’ Acceptance rate or the prime rate plus a premium based on the ratio of total debt to income before interest, income tax, amortization and other items.

18

Investing activities

In the second quarter of 2005, additions to property, plant and equipment and business acquisitions, including buyouts of minority interests, totalled $52.5 million, compared with $54.0 million in the same period of 2004, a $1.5 million decrease.

Additions to property, plant and equipment increased by $7.0 million from the second quarter of 2004 to $49.0 million in the second quarter of 2005, mainly because of investments by Vidéotron in its network. Business acquisitions (including buyouts of minority interests) declined from $12.0 million in the second quarter of 2004 to $3.5 million in the same quarter of 2005, mainly because of a decrease in buyouts of minority interests by TVA Group.

For the first half of 2005, additions to property, plant and equipment and business acquisitions, including buyouts of minority interests, totalled $106.4 million, compared with $109.3 million in the same period of 2004, a $2.9 million decrease.

Financial position

At June 30, 2005, the Company and its wholly owned subsidiaries had cash, cash equivalents and liquid investments with remaining maturities greater than three months totalling $198.4 million. The Company and its wholly owned subsidiaries also had unused lines of credit of $600.0 million available, for total available liquid assets of $798.4 million.

At June 30, 2005, consolidated debt, excluding the additional amount payable, totalled $2.61 billion. This figure includes Vidéotron’s $904.8 million debt, Sun Media Corporation’s $492.5 million debt and TVA Group’s $30.1 million debt, as well as Quebecor Media Senior Notes in an aggregate amount of $1.18 billion.

On May 9, 2005, the Board of Directors of Quebecor Media declared a dividend of $5.0 million, which was paid to shareholders on May 20, 2005.

Management believes that cash flows from continuing operating activities and available sources of financing should be sufficient to cover cash requirements for capital investment, interest payment, mandatory debt repayment, and pension plan contributions. The Company has access to cash flows generated by its subsidiaries through the dividends paid by the subsidiaries listed on the Stock Exchange and through dividends and cash advances paid by the private subsidiaries. The Company also has access to 50% of the revolving credit facility of its Newspapers segment subsidiary and a minimum $50.0 million from its Cable segment subsidiary. The Cable segment subsidiary may also borrow in order pay dividends to the Company, subject to certain restrictions.

Pursuant to its financing agreements, the Company and its subsidiaries are required to maintain certain financial ratios. The key indicators listed in these agreements include debt service

19

coverage ratio and the debt ratio (long-term debt over operating income). As of June 30, 2005, the Company was in compliance with all required financial ratios.

ADDITIONAL INFORMATION

Contractual obligations

Contractual obligations are reported in detail in the Management’s Discussion and Analysis and financial statements in the Company’s Annual Report (Form 20-F). Material contractual obligations include commitments for future payments under long-term debt arrangements, operating lease arrangements, capital asset purchases and other commitments.

The Company rents premises and equipment under various operating leases. As of June 30, 2005, minimum payments under these leases over the next five years and thereafter were $146.4 million.

During the six-month period ended June 30, 2005, the Company entered into new long-term contracts to purchase equipment. Future payments under these agreements total $54.0 million, including $50 million related to the replacement of Le Journal de Montreal’s presses.

The Broadcasting segment made a commitment to invest $63.4 million in the Canadian television industry and the Canadian telecommunications industry in order to promote television content and the development of communications. As of June 30, 2005, the balance to be invested over the next three to seven years was $29.5 million.

Financial instruments

The fair value of derivative financial instruments is estimated using period-end market rates and it reflects the amount the Company would receive or pay if the instruments were terminated at those dates (see Table 6).

Table 6: Quebecor Media Inc. Fair value of financial instruments (in millions of Canadian dollars)

June 30, 2005

	Notional value		Carrying amount asset (liability)	Fair value asset (liability)

Derivative financial instruments
Interest rate swap agreements		$95.0	$(2.5)	$(2.5)
Foreign exchange forward contracts	$US	71.7	(7.3)	(6.8)
Cross-currency interest rate swap agreements	$US	2,064.6	(154.9)	(477.2)

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In the second quarter of 2005, Quebecor Media recorded total gains on derivative financial instruments of $24.4 million ($44.3 million in 2004), more than offsetting losses of $23.1 million on the hedged instruments ($53.1 million in 2004), for a net gain of $1.3 million (net loss of $8.8 million in 2004). The gain related mainly to favourable fluctuations in the fair value of a cross-currency swap agreement entered into by Sun Media Corporation that had ceased to be effective, which was partially offset by a loss recognized by Vidéotron on an interest rate swap agreement.

In the first six months of 2005, Quebecor Media recorded total gains on derivative financial instruments of $42.2 million ($62.4 million in 2004), which were outweighed by losses of $43.7 million on the hedged instruments ($72.4 million in 2004), for a net loss of $1.5 million ($10.0 million in 2004). The loss related mainly to fluctuations in the fair value of a cross-currency swap agreement entered into by Sun Media Corporation that had ceased to be effective, which was partially offset by a gain recognized by Vidéotron on an interest rate swap agreement.

Some of Quebecor Media’s cross-currency swap agreements are subject to a floor limit on negative fair value, below which Quebecor Media can be required to make prepayments to reduce the lender’s exposure. The prepayments are offset by equal reductions in Quebecor Media’s future payments under the agreements. The portion of the reductions in commitments that is related to interest payments is accounted for as a reduction in financial expenses. Prepayments are applied against liabilities related to derivative financial instruments on the balance sheet. Due to the increase in the negative fair value of certain cross-currency swap agreements during the first quarter of the year, the Company had to make prepayments totalling $21.2 million.

Related party transactions

During the first quarter of 2005, the Company acquired certain assets of Quebecor World, a company controlled by Quebecor, for a cash consideration of $1.4 million and an estimated balance payable of $1.9 million. The transaction was recorded at the book value of the transferred assets.

Forward-looking statements

This report contains forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to known and unknown risks and uncertainties that could cause the Company’s actual results to differ materially from those set forth in the forward-looking statements. These risks include changes in customer demand for the Company’s products, changes in raw material and

21

equipment costs and availability, seasonal fluctuations in customer orders, pricing actions by competitors, and general changes in the economic environment. Montréal, Québec August 2005
22

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME (in millions of Canadian dollars) (unaudited)

	Three months ended June 30		Six months ended June 30

	2005	2004	2005	2004

REVENUES

Cable	$241.1	$212.3	$473.2	$419.1
Newspapers	239.5	233.2	452.1	433.4
Broadcasting	104.1	94.4	200.8	180.3
Leisure and Entertainment	52.6	51.5	101.8	99.0
Business Telecommunications	24.1	17.8	47.7	34.6
Interactive Technologies and Communications	17.8	13.3	33.3	25.0
Internet/Portals	12.4	8.0	23.5	16.1
Head Office and inter-segment	(20.5)	(15.4)	(36.6)	(30.6)

	671.1	615.1	1,295.8	1,176.9
COST OF SALES AND SELLING AND ADMINISTRATIVE EXPENSES	(477.3)	(423.1)	(951.0)	(853.6)

INCOME BEFORE UNDERNOTED ITEMS	193.8	192.0	344.8	323.3
Amortization	(55.7)	(55.8)	(110.3)	(109.2)
Financial expenses (note 2)	(70.9)	(87.7)	(145.6)	(163.3)
Gain on disposal of businesses and other assets (note 4)	0.1	1.3	0.1	1.3

INCOME BEFORE INCOME TAXES	67.3	49.8	89.0	52.1
Income taxes:
Current	8.8	5.3	12.2	6.2
Future	14.7	15.1	18.8	15.1

	23.5	20.4	31.0	21.3

	43.8	29.4	58.0	30.8
Non-controlling interest	(8.4)	(11.8)	(9.8)	(17.5)

INCOME FROM CONTINUING OPERATIONS	35.4	17.6	48.2	13.3

Loss from discontinued operations	—	(0.7)	—	(1.1)

NET INCOME	$35.4	$16.9	$48.2	$12.2

See accompanying notes to consolidated statements
1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES SEGMENTED INFORMATION (in millions of Canadian dollars) (unaudited)

	Three months ended June 30		Six months ended June 30

	2005	2004	2005	2004

Income before amortization, financial expenses and gain on disposal of businesses and other assets

Cable	$95.0	$91.1	$187.1	$163.8

Newspapers	61.7	64.9	103.4	104.6

Broadcasting	24.6	29.7	31.4	42.1

Leisure and Entertainment	2.9	2.0	4.9	4.1

Business Telecommunications	6.7	3.9	13.7	7.1

Interactive Technologies and Communications	1.5	0.6	2.2	1.1

Internet/Portals	2.2	0.9	4.4	2.1

General corporate expenses	(0.8)	(1.1)	(2.3)	(1.6)

	$193.8	$192.0	$344.8	$323.3

Amortization

Cable	$34.8	$36.5	$69.2	$69.9

Newspapers	6.4	6.4	12.8	12.8

Broadcasting	3.6	3.0	7.0	6.1

Leisure and Entertainment	1.0	0.9	2.0	1.9

Business Telecommunications	8.8	8.2	17.4	16.8

Interactive Technologies and Communications	0.4	0.4	0.8	0.7

Internet/Portals	0.2	0.2	0.4	0.4

Head Office	0.5	0.2	0.7	0.6

	$55.7	$55.8	$110.3	$109.2

Additions to property, plant and equipment

Cable	$37.4	$29.4	$71.0	$60.5

Newspapers	4.3	4.8	6.9	8.5

Broadcasting	2.7	2.2	6.9	3.6

Leisure and Entertainment	1.1	0.6	2.8	1.4

Business Telecommunications	2.6	4.6	6.3	8.6

Interactive Technologies and Communications	0.4	0.3	0.9	0.6

Internet/Portals	0.2	0.2	0.2	0.3

Head Office	0.3	(0.1)	1.8	0.1

	$49.0	$42.0	$96.8	$83.6

See accompanying notes to consolidated statements

CONSOLIDATED STATEMENTS OF DEFICIT (in millions of Canadian dollars) (unaudited)

	Three months ended June 30		Six months ended June 30

	2005	2004	2005	2004

Deficit at beginning of period	$2,521.8	$2,602.5	$2,529.6	$2,597.8

Net income	(35.4)	(16.9)	(48.2)	(12.2)

	2,486.4	2,585.6	2,481.4	2,585.6

Dividends	5.0	—	10.0	—

Deficit at end of period	$2,491.4	$2,585.6	$2,491.4	$2,585.6

See accompanying notes to consolidated statements
2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (in millions of Canadian dollars) (unaudited)

	Three months ended June 30		Six months ended June 30

	2005	2004	2005	2004

Cash flows related to operations:
Income from continuing operations	$35.4	$17.6	$48.2	$13.3
Adjustments for:
Amortization of property, plant and equipment	53.7	54.6	106.8	106.4
Amortization of deferred charges and of other assets	2.0	1.2	3.5	2.8
Amortization of deferred financing costs and long-term debt discount	15.4	14.2	30.7	28.1
(Gain) loss on ineffective derivative instruments and on foreign currency translation on unhedged long-term debt	(1.3)	8.8	1.5	10.0
Loss on revaluation of the additional amount payable	3.5	7.4	5.3	9.8
Loss on disposal of businesses, plant, property and equipment and other assets	0.1	2.3	0.1	10.9
Non-controlling interest	8.4	11.8	9.8	17.5
Future income taxes	14.7	15.1	18.8	15.1
Other	(0.4)	1.8	(0.3)	1.5

	131.5	134.8	224.4	215.4
Net change in non-cash balances related to operations (net of effect of business acquisitions and disposals)	25.7	10.0	(91.1)	(70.4)

Cash flows provided by continuing operations	157.2	144.8	133.3	145.0
Cash flows provided by discontinued operations	—	0.2	—	0.6

Cash flows provided by operations	157.2	145.0	133.3	145.6

Cash flows related to financing activities:
Net (decrease) increase in bank indebtedness	(2.4)	(0.3)	13.7	0.6
Net repayments under revolving bank facilities	(9.5)	(101.1)	(4.8)	(114.5)
Repayment of long-term debt	(0.8)	(31.6)	(1.7)	(45.0)
Net (increase) reduction in prepayments under cross-currency swap agreements	—	—	(0.1)	3.5
Repayment under an interest rate swap	(1.3)	—	(2.3)	—
Issuance of capital stock by subsidiaries	—	1.4	—	2.6
Dividends	(5.0)	—	(10.0)	—
Dividends paid to non-controlling shareholders	(1.3)	(1.3)	(2.6)	(2.4)
Other	—	—	(0.5)	—

Cash flows used in financing activities	(20.3)	(132.9)	(8.3)	(155.2)

Cash flows related to investing activities:
Businesses acquisitions, net of cash and cash equivalents acquired (note 4)	(3.5)	(12.0)	(9.6)	(25.7)
Proceeds from disposal of businesses, net of cash and cash equivalents disposed (note 5)	0.5	(8.9)	4.3	(8.9)
Additions to property, plant and equipment	(49.0)	(42.0)	(96.8)	(83.6)
Additions to other assets	(0.4)	(1.2)	(1.4)	(1.7)
Net decrease in temporary investments	44.2	48.4	99.6	194.1
Proceeds from disposal of assets	2.6	3.1	2.8	6.2
Other	(0.1)	(0.2)	0.1	(0.5)

Cash flows (used in) provided by investing activities	(5.7)	(12.8)	(1.0)	79.9

Net increase (decrease) in cash and cash equivalents	131.2	(0.7)	124.0	70.3
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(0.1)	0.3	(0.1)	0.5
Cash and cash equivalents at beginning of period	101.6	174.8	108.8	103.6

Cash and cash equivalents at end of period	$232.7	$174.4	$232.7	$174.4

Cash and cash equivalents consist of:
Cash			$—	$17.1
Cash equivalents			232.7	157.3

			$232.7	$174.4

Cash interest payments	$5.3	$16.6	$117.7	$113.0
Cash payments (net of refunds) for income taxes	7.0	4.6	22.7	17.5

See accompanying notes to consolidated statements
3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (in millions of Canadian dollars)

	June 30	December 31

	2005	2004

	(unaudited)	(audited)

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$232.7	$108.8

Temporary investments (market value of $0.1 million ($99.7 million in 2004))	0.1	99.7

Accounts receivable	342.2	342.9

Income taxes	24.6	24.2

Inventories and investments in televisual products and movies	138.8	134.7
Prepaid expenses	27.9	21.4
Future income taxes	73.3	70.6

	839.6	802.3

LONG-TERM INVESTMENTS (market value of $10.9 million ($13.0 million in 2004))	10.9	13.0

PROPERTY, PLANT AND EQUIPMENT	1,508.2	1,522.1

FUTURE INCOME TAXES	61.8	80.8

OTHER ASSETS	249.7	240.0

GOODWILL	3,843.7	3,851.0

	$6,513.9	$6,509.2

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES

Bank indebtedness	$13.7	$—

Accounts payable and accrued charges	471.3	546.2

Deferred revenue	137.8	143.7
Income taxes	7.5	13.4
Advances payable to parent company and companies under common control	17.9	16.7
Additionnal amount payable	106.7	101.4
Current portion of long-term debt	2.8	2.8

	757.7	824.2

LONG-TERM DEBT	2,610.4	2,546.0

OTHER LIABILITIES	271.8	297.0

FUTURE INCOME TAXES	181.4	189.4

NON-CONTROLLING INTEREST	195.5	192.7

SHAREHOLDERS’ EQUITY

Capital stock (note 7)	1,773.7	1,773.7
Contributed surplus	3,216.8	3,216.8
Deficit	(2,491.4)	(2,529.6)
Translation adjustment	(2.0)	(1.0)

	2,497.1	2,459.9
Commitments (note 9)
Subsequent events (note 10)

	$6,513.9	$6,509.2

See accompanying notes to consolidated statements
4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the six-month period ended June 30, 2005
(In millions of Canadian dollars, except for per option data)
(Unaudited)

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in conformity with Canadian Generally Accepted Accounting Principles (“GAAP”). The same accounting policies described in Quebecor Media Inc.’s (“the Company”) latest annual consolidated financial statements have been used. However, these consolidated financial statements do not include all disclosures required under Canadian GAAP for an annual report and accordingly should be read in conjunction with the Company’s latest annual consolidated financial statements and the notes thereto.

Some of the Company’s businesses experiences significant seasonality due, among other things, to seasonal advertising patterns and influences on people’s viewing, reading and listening habits. In addition, in some of the Company’s segments, a proportion of sales is based on one-time retail transactions rather than subscription or long-term agreements, resulting in a vulnerability to seasonal weather changes. Because the Company depends on the sale of advertising for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results due to the seasonality of certain operations.

Certain comparative figures for the previous period have been reclassified to conform to the presentation adopted for the three-month and six-month periods ended June 30, 2005.

2.	FINANCIAL EXPENSES

	Three months ended June 30		Six months ended June 30

	2005	2004	2005	2004

Interest on long-term debt	$55.1	$54.9	$110.7	$114.8
Amortization of deferred financing costs and long-term debt discount	15.4	14.2	30.7	28.1
(Gain) loss on ineffective derivative instruments and on foreign currency translation on unhedged long-term debt	(1.3)	8.8	1.5	10.0
Loss on revaluation of the additional amount payable	3.5	7.4	5.3	9.8
Investment income	(1.3)	(1.1)	(2.1)	(2.4)
Other	(0.5)	3.5	(0.5)	3.0

	$70.9	$87.7	$145.6	$163.3

5

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the six-month period ended June 30, 2005
(In millions of Canadian dollars, except for per option data)
(Unaudited)

3.	PENSION PLANS

The Company maintains defined benefit and contribution pension plans for its employees. The total costs are as follows.

	Three months ended June 30		Six months ended June 30

	2005	2004	2005	2004

Pension plans:
Defined benefit plan	$4.2	$3.4	$8.1	$6.6
Defined contribution plan	2.5	2.3	5.1	4.6

	$6.7	$5.7	$13.2	$11.2

4.	BUSINESS ACQUISITIONS AND DISPOSALS

During the six-month period ended June 30, 2005, the Company acquired or increased its interest in various businesses and has accounted for these by the purchase method. Certain purchase price allocations are preliminary and should be finalized as soon as Company management has gathered all the significant information believed to be available and considered necessary. The results of operations of theses businesses have been included in the Company’s consolidated financial statements from their date of acquisition.

Acquisitions:

•
During the respective three-month and six-month periods ended June 30, 2005, a total of 8,800 and 250,600 Class B non-voting Common Shares of Group TVA Inc. were repurchased for cash considerations of $0.2 and $5.2 million, resulting in additional goodwill of $0.1 and $1.3 million.

•
In February 2005, Nurun Inc., Interactive Technologies and Communications segment, filed a normal course issuer bid to repurchase, for cancellation, between March 1st, 2005 and February 28, 2006, up to 1,665,883 Common Shares on the open market, representing approximately 5% of the issued and outstanding Common Shares at the beginning of the issuer bid program.

During the respective three-month and six-month periods ended June 30, 2005, a total of 202,800 and 321,700 Common Shares of Nurun Inc. were repurchased for cash considerations of $0.4 and $0.6 million, resulting in additional goodwill of $0.1 million.

•
During the three-month and six-month periods ended June 30, 2005, Sun Media Corporation, Newspaper segment, acquired five community publications for paid cash considerations of $0.9 and $1.8 million, respectively, resulting in additional goodwill of $1.9 million.

•
In April 2005, Sun Media Corporation transferred the community publication Beauport Express and paid a cash consideration of $0.3 million in exchange for the community publication Journal la Vallée. As this transaction was a non-monetary exchange of similar productive assets, it was recorded at the carrying amounts of the net assets disposed, and therefore, no additional goodwill and no gain or loss on disposal were recorded.

•
In April 2005, Le SuperClub Vidéotron Ltée, Cable segment, acquired two video rental and sales stores located in Ontario for a cash consideration of $0.4 million, resulting in additional goodwill of $0.3 million.

•
In May 2005, Nurun Inc., Interactive Technologies and Communications segment, paid an amount of $1.3 million as a contingent consideration for the achievement of certain performance objectives related to its acquisition of Ant Farm Interactive LLP in 2004. The amount paid was recorded as additional goodwill.

6

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the six-month period ended June 30, 2005
(In millions of Canadian dollars, except for per option data)
(Unaudited)

4.	BUSINESS ACQUISITIONS AND DISPOSALS (continued)

Disposal:

•	In May 2005, SuperClub Vidéotron Ltée, Cable segment, sold a video rental and sales store located in Quebec for a cash consideration of $0.5 million, resulting in no gain or loss on disposal.

5.	DISCONTINUED OPERATIONS

On May 25, 2004, in response to a partial takeover bid for Mindready Solutions Inc., 6.75 million common shares of Mindready Solutions Inc. held by Nurun, Interactive Technologies and Communications segment, were sold for a cash consideration of $7.8 million, of which $4.4 million was received on the closing date of the bid and the balance of $3.4 million in February 2005. In March 2005, Nurun Inc. sold its 9.6% balance of interest in Mindready Solutions Inc. for cash proceeds of $0.4 million.

6.	LONG-TERM DEBT

During the three-month period ended June 30, 2005, TVA Group Inc., Broadcasting segment, amended its credit agreement, which consists of a revolving credit term loan, and extended its maturity until June 15, 2010. Under the amended agreement, the revolving credit term loan was increased from $65.0 million to $160.0 million and now bears interest at the bank prime rate or bankers’ acceptances rate, plus a variable margin related to the ratio of total debt to income before interest, income taxes, amortization and other items.

7.	CAPITAL STOCK

(a) Authorized capital stock:

An unlimited number of Common Shares, without par value;

An unlimited number of Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are to be determined by the Board of Directors prior to each issue;

•
An unlimited number of Cumulative First Preferred Shares, Series A (“Preferred A Shares”), carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•
An unlimited number of Cumulative First Preferred Shares, Series B (“Preferred B Shares”), carrying a fixed cumulative preferential dividend generally equivalent to the Company’s credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Company;

•
An unlimited number of Cumulative First Preferred Shares, Series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•
An unlimited number of Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.00% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the six-month period ended June 30, 2005
(In millions of Canadian dollars, except for per option data)
(Unaudited)

7.	CAPITAL STOCK (continued)

(a) Authorized capital stock (continued):

•
An unlimited number of Cumulative First Preferred Shares, Series F (“Preferred F Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company.

An unlimited number of Preferred Shares, Series E (“Preferred E Shares”), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Company.

(b) Issued capital stock

	Common Shares

	Number	Amount

Balance as at December 31, 2004 and June 30, 2005	123,602,807	$1,773.7

On January 14, 2005, the Company redeemed 150,000 Preferred A Shares for an amount of $150.0 million, and issued 255,000 Preferred F Shares for an amount of $255.0 million, to Sun Media Corporation and its subsidiaries, Newspaper segment.

On March 9, 2005 and April 29, 2005, the Company issued 61,950 Preferred C Shares to 9101-0835 Quebec inc., Leisure and Entertainment segment, for a total amount of $61.9 million.

As at June 30, 2005, Sun Media Corporation and its subsidiaries, Newspaper segment, owned 990,000 Preferred A Shares and 255,000 Preferred F Shares, for a total amount of $1,245.0 million, and 9101-0835 Quebec Inc., Leisure and Entertainment segment, owned 331,950 Preferred C Shares for an amount of $331.9 million. These shares are eliminated on consolidation.

8

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the six-month period ended June 30, 2005
(In millions of Canadian dollars, except for per option data)
(Unaudited)

7.	CAPITAL STOCK (continued)

(c) Share purchase plans

The following table gives details of changes to outstanding options in the stock option plans of the Company and its subsidiaries for the six-month period ended June 30, 2005:

		Outstanding options

	Number	Weighted average exercise price

Quebecor Média inc.

As at December 31, 2004	3,135,040	$17.99
Granted	198,875	28.53
Cancelled	(14,469)	20.04

As at June 30, 2005	3,319,446	$18.61

Vested options as at June 30, 2005	837,662	$16.96

TVA Group Inc.

As at December 31, 2004	215,000	$19.81
Granted	115,630	20.85
Exercised	(6,000)	14.00
Cancelled	(10,000)	21.00

As at June 30, 2005	314,630	$20.27

Vested options as at June 30, 2005	57,500	$19.67

Nurun inc.

As at December 31, 2004	812,500	$4.93
Granted	430,500	1.69
Exercised	(16,750)	1.44
Cancelled	(87,000)	1.82

As at June 30, 2005	1,139,250	$4.00

Vested options as at June 30, 2005	400,000	$8.31

For the six-month periods ended June 30, 2005 and 2004, the consolidated charge related to these plans was $12.0 and $3.1 million, respectively.
9

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the six-month period ended June 30, 2005
(In millions of Canadian dollars, except for per option data)
(Unaudited)

8.	RELATED PARTY TRANSACTION

During the six-month period ended June 30, 2005, the Company acquired certain assets from Quebecor World Inc., a company under common control, for a cash consideration of $3.3 million. The transaction was recorded at the carrying value of the assets transferred.

9.	COMMITMENTS

During the six-month period ended June 30, 2005, the Company entered into new long-term commitments to purchase capital equipment that call for total payments of $54.0 million, including $50.0 million related to the replacement of Le Journal de Montreal's presses.

10.	SUBSEQUENT EVENTS

On July 6, 2005, TVA Group Inc., Broadcasting segment, repurchased 3,449,199 Class B non-voting Common Shares for a cash consideration of $75.9 million in connection with a substantial issuer bid, filed May 19, 2005. As a result, the Company’s interest in TVA Group Inc. increased from 40.1% on June 30, 2005 to 45.2% on July 6, 2005. This repurchase was paid from the revolving credit facility of TVA Group Inc.

On July 15, 2005, Vidéotron ltée, Cable segment, repurchased the entire aggregate principal amount of its subsidiary, CF Cable TV Inc., Senior Secured First Priority Notes, which bear interest at 9.125% and were due in 2007, for a total cash consideration of $99.3 million. Consequently, in the third quarter of 2005, Vidéotron ltée will record an estimated loss of $0.7 million. This repurchase was paid from cash on hand and the revolving credit facility of Vidéotron ltée.

On July 19, 2005, the Company purchased US$128.2 and US$12.1 million in aggregate principal amount of its Senior Notes and Senior Discount Notes in connection with the tender offers announced on June 20, 2005. The Senior Notes and Discount Notes bear interest at 11 1/8% and 13 3/4%, respectively, and were due July 15, 2011. Under the offers, the total consideration was a fixed price of US$1,112.50 per US$1,000 principal amount for each Senior Note and a fixed price of US$1,007.50 per US$1,000 principal amount at maturity for each Discount Note, and also included an early tender premium in the amount of US$30.00 per US$1,000 principal amount of Notes (or principal amount at maturity, in the case of the Discount Notes) for Notes tendered before or on July 1, 2005. The Company paid a total cash consideration of $215.3 million for the purchase of the Notes, including the premiums and a disbursement for the unwinding of hedging contracts. As a result, the Company will record an estimated loss of $60.5 million in the third quarter of 2005, comprised of the excess of the consideration paid over the carrying value of the Notes and of the hedging contracts, and the write-off of deferred financing costs. These transactions were paid from the Company cash on hand and from the revolving credit facility of Vidéotron ltée., Cable segment.

On August 24, 2005, the Company announced plans to spend more than $110 million to modernize and relocate the printing facilities of Le Journal de Montreal. The newspaper will acquire three new presses and state-of-the-art shipping and inserting equipment.

On August 29, 2005, the Company announced an investment of $110 million for the consolidation of the Company’s printing facilities in Ontario. The Company will acquire three new presses, representing a new commitment of $47 million.

10

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the six-month period ended June 30, 2005
(In millions of Canadian dollars, except for per option data)
(Unaudited)

11.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES

The Company’s consolidated financial statements are prepared in accordance with GAAP in Canada, which differ in some respects from those applicable in the United States. The following tables set forth the impact of the material differences between GAAP in Canada and in the United States on the Company’s consolidated financial statements.

(a)	Consolidated statements of income

	Three months ended June 30		Six months ended June 30

	2005	2004	2005	2004

Net income as reported in the consolidated statements of income as per GAAP in Canada	$35.4	$16.9	$48.2	$12.2
Adjustments: Development, pre-operating and start-up costs (i)	0.2	0.2	(0.1)	(1.0)
Change in fair value related to derivative instruments (ii)	12.5	(9.6)	7.4	(10.3)
Pension and postretirement benefits (iii)	0.1	(0.2)	0.2	(0.3)
Non-monetary transactions (iv)	1.5	—	1.5	—
Income taxes (v)	(0.8)	(1.4)	(0.7)	(1.3)

Net income (loss) as adjusted as per GAAP in the United States (in Canadian dollars)	$48.9	$5.9	$56.5	$(0.7)

(b)	Comprehensive income (loss)

The application of GAAP in the United States requires the disclosure of comprehensive income in a separate financial statement, which includes net income (loss) as well as revenues, charges, gains and losses charged directly to equity. The details of the comprehensive income for the three-month and six-month periods ended June 30, 2005 and 2004 are as follows:

	Three months ended June 30		Six months ended June 30

	2005	2004	2005	2004

Net income (loss) as adjusted as per GAAP in the United States (in Canadian dollars)	$48.9	$5.9	$56.5	$(0.7)
Derivative instruments (ii)	(21.0)	10.3	(44.2)	1.3
Pension and postretirement benefits (iii)	1.8	0.2	3.7	—
Translation adjustment	(0.5)	(0.2)	(1.0)	—
Income taxes (v)	(1.0)	(0.1)	(1.6)	(0.2)

Comprehensive income as per GAAP in the United States	$28.2	$16.1	$13.4	$0.4

11

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the six-month period ended June 30, 2005
(In millions of Canadian dollars, except for per option data)
(Unaudited)

11.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)

(b)	Comprehensive income (loss) (continued)

The accumulated other comprehensive loss as at June 30, 2005 and December 31, 2004 is as follows:

	June 30 2005	December 31 2004

Derivative instruments (ii)	$(198.6)	$(154.4)
Pension and postretirement benefits (iii)	(7.7)	(11.4)
Translation adjustment	(2.0)	(1.0)
Income taxes (v)	2.9	4.5

Accumulated other comprehensive loss at end of period	$(205.4)	$(162.3)

(c)	Consolidated balance sheets:

	June 30, 2005		December 31, 2004

	Canada	United States	Canada	United States

Long-term future income tax assets	$61.8	$62.6	$80.8	$81.7
Other assets	249.7	222.2	240.0	214.7
Goodwill	3,843.7	3,839.9	3,851.0	3,846.3
Long-term debt	(2,610.4)	(2,578.4)	(2,546.0)	(2,512.1)
Other liabilities	(271.8)	(544.1)	(297.0)	(541.5)
Future income tax liabilities	(181.4)	(183.4)	(189.4)	(189.0)
Non-controlling interest	(195.5)	(198.0)	(192.7)	(194.9)
Contributed surplus (vi)	(3,216.8)	(3,370.5)	(3,216.8)	(3,370.5)
Deficit	2,491.4	2,717.0	2,529.6	2,763.5
Accumulated other comprehensive loss	2.0	205.4	1.0	162.3

(i)
Under GAAP in Canada, certain development and pre-operating costs that satisfy specified criteria for recoverability are deferred and amortized. Also, under GAAP in Canada, certain start-up costs incurred in connection with various projects have been recorded in the consolidated balance sheets under the item “Other assets,” and are amortized over a period not exceeding five years. Under GAAP in the United States, these costs must be included in income as incurred.

12

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the six-month period ended June 30, 2005
(In millions of Canadian dollars, except for per option data)
(Unaudited)

11.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)

(c)	Consolidated balance sheets (continued)

(ii)
Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No.133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133). SFAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recorded as either assets or liabilities in the balance sheet at fair value. The Company recorded the cumulative effect of change in other comprehensive loss upon the adoption of SFAS 133 in 2001.

Under GAAP in United States, changes in the derivative fair value of contracts that are designated effective and qualify as cash-flow hedges are deferred and recorded as a component of accumulated other comprehensive loss until the underlying transaction is recorded in income. When the hedged item affects income, gains or losses are reclassified from accumulated other comprehensive loss to the consolidated statement of income on the same line as the underlying transaction. The ineffective portion of a hedging derivative’s change in fair value is recognized immediately in earnings.

Only some of the derivative financial instruments held by the Company qualify for hedge accounting. The change in fair value of derivative contracts that do not meet the criteria for hedge accounting is recognized immediately in earnings.

Under GAAP in Canada, derivative financial instruments are accounted for on an accrual basis. Realized and unrealized gains and losses are deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions.

(iii)
Under GAAP in Canada, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from the plan asset. GAAP in the United States does not provide for a valuation allowance against pension assets.

Under GAAP in the United States, if the accumulated benefit obligation exceeds the fair value of a pension plan’s assets, the Company is required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which is recorded in the statement of comprehensive loss.

Further differences result from the different transition rules and timing of the adoption of the current standards in Canada and in the United States for pension and postretirement benefits.

(iv)
In April 2005, Sun Media Corporation, Newspaper segment, exchanged a community publication for another community publication. Under U.S GAAP, this exchange of businesses is recorded in accordance with FASB Statement No. 141, Business Combinations and the cost of the purchase should be determined as the fair value of the consideration given or the fair value of the net assets or equity interest received, whichever is more reliably measurable. Under Canadian GAAP, since this exchange of businesses is a non-monetary transaction, it is accounted for in accordance with CICA Handbook 3830, Non-monetary Transactions, and recorded at the carrying value of the asset or service given up in the exchange adjusted by any monetary consideration received or given.

Accordingly, under US GAAP, this transaction resulted in a gain on disposal of a publication and also resulted in an increase of the purchase price of the publication acquired.

(v)	This adjustment represents the tax impact of United States GAAP adjustments.

(vi)
Under GAAP in Canada, a gain on repurchase of redeemable preferred shares of a subsidiary was included in income in 2003. Under GAAP in the United States, any such gain is included in contributed surplus.

13

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the six-month period ended June 30, 2005
(In millions of Canadian dollars, except for per option data)
(Unaudited)

12.	RESTRICTED AND UNRESTRICTED SUBSIDIAIRIES

The Company is subject to certain reporting requirements pursuant to the indentures governing the Company’s Senior Notes and Senior Discount Notes issued in July 2001. The financial condition and results of operations of the Company and its Restricted Subsidiaries must be disclosed separately from the financial condition and results of operations of the Unrestricted Subsidiaries, as shown in the following condensed and consolidated statements of income and balance sheets.

Following the acquisition in September 2004 of all minority interests directly owned by minority shareholders of Canoe Inc., the Company decided to reassign Canoe Inc. as a “Restricted Subsidiary.” Accordingly, the Company reclassified the figures for the previous periods to reflect this change. As at June 30, 2005, the only designated Unrestricted Subsidiary is Nurun Inc. Moreover, all transactions related to the Company’s investment in Mircocell Telecommunications, disposed of in 2004, have been included in the condensed and consolidated statements of income of the Unrestricted Subsidiary.

Restricted Subsidiaries and the Company

Condensed and consolidated statements of income:

	Three months ended June 30		Six months ended June 30

	2005	2004	2005	2004

Revenues	$653.3	$601.8	$1,262.5	$1,151.9
Cost of sales and selling and
administrative expenses	(461.0)	(410.4)	(919.9)	(829.7)

Income before undernoted items	192.3	191.4	342.6	322.2

Amortization	(55.2)	(55.4)	(109.4)	(108.5)
Financial expenses	(71.2)	(88.1)	(146.2)	(163.9)
Gain on disposal of businesses	0.1	—	0.1	—

Income before income taxes	66.0	47.9	87.1	49.8
Income taxes	23.2	20.4	30.4	21.2

	42.8	27.5	56.7	28.6
Non-controlling interest	(7.9)	(11.5)	(9.2)	(17.1)

Net income	$34.9	$16.0	$47.5	$11.5

14

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the six-month period ended June 30, 2005
(In millions of Canadian dollars, except for per option data)
(Unaudited)

12.	RESTRICTED AND UNRESTRICTED SUBSIDIAIRIES (continued)

Restricted Subsidiaries and the Company (continued)

Operating income before amortization, financial expenses and gain on disposal of businesses:

	Three months ended June 30		Six months ended June 30

	2005	2004	2005	2004

Cable	$95.0	$91.1	$187.1	$163.8
Newspapers	61.7	64.9	103.4	104.6
Broadcasting	24.6	29.7	31.4	42.1
Leisure and Entertainment	2.9	2.0	4.9	4.1
Business Telecommunications	6.7	3.9	13.7	7.1
Internet/Portals	2.2	0.9	4.4	2.1

	193.1	192.5	344.9	323.8
General corporate revenues (expenses)	(0.8)	(1.1)	(2.3)	(1.6)

	$192.3	$191.4	$342.6	$322.2

Condensed and consolidated balance sheets:

	June 30 2005	December 31 2004

Assets
Current assets	$782.6	$747.9
Property, plant and equipment	1,505.0	1,519.0
Other assets	319.0	329.7
Goodwill	3,839.8	3,847.9

	6,446.4	6,444.5

Liabilities
Current liabilities	741.3	810.7
Long-term debt	2,610.4	2,546.0
Other liabilities	453.2	486.4
Non-controlling interest	171.7	169.0

	3,976.6	4,012.1

Net investment in Restricted Subsidiaries and the Company	$2,469.8	$2,432.4

15

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the six-month period ended June 30, 2005
(In millions of Canadian dollars, except for per option data)
(Unaudited)

12.	RESTRICTED AND UNRESTRICTED SUBSIDIAIRIES (continued)

Unrestricted Subsidiary

Condensed and consolidated statements of income:

	Three months ended June 30		Six months ended June 30

	2005	2004	2005	2004

Revenues	$17.8	$13.3	$33.3	$25.0
Cost of sales and selling and administrative expenses	(16.3)	(12.7)	(31.1)	(23.9)

Income before undernoted items	1.5	0.6	2.2	1.1

Amortization	(0.5)	(0.4)	(0.9)	(0.7)
Financial expenses	0.3	0.4	0.6	0.6
Gain on disposal of other assets	—	1.3	—	1.3

Income before income taxes	1.3	1.9	1.9	2.3
Income taxes	0.3	—	0.6	0.1

	1.0	1.9	1.3	2.2
Non-controlling interest	(0.5)	(0.3)	(0.6)	(0.4)

Income from continued operations	0.5	1.6	0.7	1.8
Loss from discontinued operations	—	(0.7)	—	(1.1)

Net income	$0.5	$0.9	$0.7	$0.7

16

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the six-month period ended June 30, 2005
(In millions of Canadian dollars, except for per option data)
(Unaudited)

12.	RESTRICTED AND UNRESTRICTED SUBSIDIAIRIES (continued)

Unrestricted Subsidiary (continued)

Condensed and consolidated balance sheet:

	June 30 2005	December 31 2004

Assets
Current assets	$57.0	$54.4
Property, plant and equipment	3.2	3.1
Other assets	3.4	4.1
Goodwill	3.9	3.1

	67.5	64.7

Liabilities
Current liabilities	16.4	13.5
Non-controlling interest	23.8	23.7

	40.2	37.2

Net investment in Unrestricted Subsidiaries	$27.3	$27.5

17

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

(s) Claudine Tremblay

By:	Claudine Tremblay
Senior Director, Corporate Secretariat

Date:	August 24th, 2005